UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: September 29, 2010
Commission file number 1- 33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40- F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of an announcement of Teekay Tankers Ltd. dated September 28, 2010.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.
Date: September 29, 2010	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
NEWS RELEASE
TEEKAY TANKERS CEO BJORN MOLLER TO RETIRE IN 2011;
BRUCE CHAN NAMED AS HIS SUCCESSOR
Hamilton, Bermuda, September 28, 2010 — Teekay Tankers Limited (Teekay Tankers or the Company) today announced that its President and Chief Executive Officer (CEO), Bjorn Moller, has informed the Company of his intention to retire from these positions in the spring of 2011. Mr. Moller has served as the Company’s CEO since it was formed in 2007 and plans to remain on Teekay Tankers’ Board of Directors.
In a separate release, Teekay Corporation, the controlling shareholder of Teekay Tankers, today announced that Mr. Moller has also notified it of his plans to retire from his roles as President and CEO of Teekay Corporation, also in the spring of 2011. Mr. Moller has served with Teekay Corporation for more than 25 years, including the past 12 years as CEO.
Under Mr. Moller’s leadership, Teekay Tankers has established itself as a successful growth-oriented owner of oil tankers, with the fleet size increasing from 9 to 13 Aframax and Suezmax tankers, and the Company making innovative use of available funds through its investment in two profitable loans secured by two VLCCs. Teekay Tankers’ policy of tactically managing its mix of spot and short-term charter contracts has benefited shareholders and resulted in the payment of $5.61 per share in dividends since its initial public offering in December 2007.
Sean Day, Teekay Tankers’ Chairman said, “Bjorn Moller’s decision to retire from his role as CEO is linked to his planned retirement from the CEO role at our parent company, which was announced today. Bjorn has done a great job launching Teekay Tankers on the road to success in its first three years of operation, and the Company is well positioned for the future. I wish to thank Bjorn for his leadership and commitment. I am pleased that Bjorn has accepted our invitation to remain on our Board of Directors after he steps down next spring so we may continue to draw on his tremendous experience.”
The Board of Directors of Teekay Tankers has named Bruce Chan, 38, as CEO-elect to succeed Mr. Moller. Mr. Chan is currently President of Teekay Tanker Services, the Strategic Business Unit of Teekay that manages the conventional crude oil and product tanker fleets within the Teekay Group, including the commercial tonnage pools in which Teekay Tankers’ spot tankers are employed. Mr. Chan said, “I would like to thank the Board of Directors for their confidence in me. Bjorn Moller and Peter Evensen have set up Teekay Tankers for long-term success, and I look forward to building on that momentum.” Mr. Chan will continue in his role in Teekay Corporation when he assumes the role as CEO of Teekay Tankers. He has served 15 years with Teekay Corporation and is a member of its Senior Leadership Team.
Bjorn Moller said, “It has been a privilege to lead the team in launching Teekay Tankers and managing its successful growth in its first few years of operation. With the strong support afforded us by our sponsor, Teekay Corporation, we are well positioned to create shareholder value going forward.” Mr. Moller continued, “Bruce Chan is an excellent choice to succeed me as CEO. His current involvement in the commercial management of the Teekay Tankers fleet is already benefiting our shareholders today, and I know his perspective as leader of Teekay Tanker Services will continue to create shareholder value in the future as we continue to grow our fleet through accretive acquisitions.”
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About Teekay Tankers
Teekay Tankers Ltd. was formed in December 2007 by Teekay Corporation (NYSE: TK) as part of its strategy to expand its conventional oil tanker business. Teekay Tankers currently owns a fleet of eight double-hull Aframax tankers and five double-hull Suezmax tankers, which an affiliate of Teekay Corporation manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. Teekay Tankers intends to distribute on a quarterly basis all of its Cash Available for Distribution, subject to any reserves established by its board of directors.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK”.
About Bruce Chan
Bruce Chan, CEO-elect, Teekay Tankers Ltd., joined Teekay in 1995 and was appointed to his current role as President, Teekay Tanker Services (TTS) in April 2008. As President of TTS, Mr. Chan leads a global network of commercial offices in Asia, Europe and North America, with the responsibility of marketing Teekay’s fleet of conventional tankers. Prior to his most recent appointment, Mr. Chan was already a member of Teekay Corporation’s Senior Leadership Team, serving as Executive Vice President of Corporate Resources, responsible for Human Resources, Corporate Communications & Marketing, Corporate Services, and Information Technology. Since joining the company in 1995, he has held senior roles in Teekay’s Finance and Strategic Development groups, including managing several of the company’s strategic acquisitions. He has also previously served as Director, Strategic Development in TTS. Prior to joining the Company, he was a Chartered Accountant with Ernst & Young. Mr. Chan also holds a MBA and is a Chartered Financial Analyst.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6631
Web site: www.teekaytankers.com
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FORWARD LOOKING STATEMENT
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the timing of Mr. Moller’s retirement; and Teekay Tankers’ future growth opportunities. The factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the year ended December 31, 2009, are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and these factors should be considered in evaluating any such statement. Teekay Tankers expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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